PRIVATE AND CONFIDENTIAL [NAME	Royal Dutch Shell plc Shell Centre London SE1 7NA United Kingdom

18 February 2022

Dear, [NAME]
Amendments to your Appointment

On December 10, 2021, shareholders approved certain changes to the Royal Dutch Shell plc Articles of Association. The changes agreed by shareholders were to facilitate a simplification of the business, which entailed:

a.establishing a single line of shares to eliminate the complexity of Shell’s A/B Share Structure; and
b.aligning Shell’s tax residence with its country of incorporation in the UK by relocating Board and Executive Committee (“EC”) meetings, and the CEO and CFO, to the UK; and consequently changing the Company’s name from Royal Dutch Shell plc to Shell plc.

On December 20, 2021, the Board agreed to enact the simplification as proposed. As a result of this decision, certain terms of your appointment as a Non-executive director will need to be changed.

This letter amends the terms of your appointment as Non-executive Director of Royal Dutch Shell plc (the ‘Company’) as set out in the letter dated [ ] including its Annex (the ‘Current Terms’).

These amendments will become effective from December 31, 2021 upon the signature of this letter by both parties.

Unless varied by the terms agreed in this letter, the Current Terms remain in full force and effect.

Remuneration
Your current agreement states that you will be paid in EUR. Going forward you will be paid in GBP The fees payable to you will be adjusted to GBP and notified to you in writing. Fees will be paid to you subject to the relevant deduction of UK tax and, where applicable, social security contributions for your country of coverage.

Registered in England and Wales number 04366849
Registered office: Shell Centre London SE1 7NA, United Kingdom

The 30% ruling referenced within your current agreement (within the meaning of the Netherlands Wages and Salaries Tax Act (Wet op de loonbelasting)) will no longer be applicable to you. Therefore, your fee will not be reduced, and you will not receive a tax free reimbursement of extraterritorial costs equal to 30% of the fee. Any actual extraterritorial business related costs, such as hotel accommodation, will be paid or reimbursed by the Company and any tax due thereon will be paid by the Company.

Location of Board Meetings

Board meetings of the Company will usually take place in the United Kingdom and not the Netherlands.

If you have any questions regarding the above, please contact Linda Coulter, General Counsel Corporate and RDS Company Secretary.

Yours sincerely

Andrew Mackenzie
Chair

I, [NAME] accept the terms of appointment as set out above. .................................................………………………. (Signature) ……………………………………………………. (Date)

Registered in England and Wales number 04366849
Registered office: Shell Centre London SE1 7NA, United Kingdom